

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 3, 2009

Marc E. Knoller
Chief Executive Officer
CTM Media Holdings, Inc.
11 Largo Drive South
Stamford, CT 06907

> **Re:** **CTM Media Holdings, Inc.**
> **Form 10-12G/A**
> **Filed August 28, 2009**
> **File No. 000-53718**

Dear Mr. Knoller:

We have reviewed your latest amendment to the Form 10 filed on August 28, 2009, and have the following additional comment.

Summary Compensation Table, page 41

1. We note your disclosure that the 2009 compensation figures reported in the table were paid by IDT. In addition, we note Mr. Jonas was awarded compensation characterized as "Bonus" of $925,000 in fiscal year 2009. Further, we note your disclosure that bonus compensation payable to executive officers will be determined by the Compensation Committee based on specific factors, including the achievement of specific performance targets. It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Marc E. Knoller
CTM Media Holdings, Inc.
September 3, 2009
Page 2

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or Paul Fischer, Attorney-Adviser, at (202) 551-3415, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Dov T. Schwell, Esq.
        Outside Counsel Solutions
        Via facsimile: (646) 328-1169